As Filed with the Securities and Exchange Commission on November 9, 2005.
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                                   PEARSON PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466

                          |X| immediately upon filing

                             | | on (Date) at (Time)

      If a separate statement has been filed to register the deposited shares, check the following box.

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                  Proposed maximum       Proposed maximum
        Title of each class of                    Amount           Aggregate price      aggregate offering        Amount of
     Securities to be registered             to be registered        per unit (1)             price (1)        registration fee
--------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by        100,000,000               $.05                 $5,000,000           $588.50
American Depositary Receipts, each              American
American Depositary Share evidencing           Depositary
one ordinary shares of Pearson plc.              Shares
================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (Nos. 33-89456, 333-12374 and 333-12606) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
(1)   Name and address of Depositary                     Introductory Paragraph

(2)   Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
      identity of deposited securities

      Terms of Deposit:

      (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
               represented by one unit of American       corner
               Depositary Shares

      (ii)     The procedure for voting, if any, the     Paragraphs (15), (16) and (18)
               deposited securities

      (iii)    The collection and distribution of        Paragraphs (4), (12), (13), (15) and (18)
               dividends

      (iv)     The transmission of notices, reports      Paragraphs (11), (15), (16) and (18)
               and proxy soliciting material

      (v)      The sale or exercise of rights            Paragraph (13), (14), (15) and (18)

      (vi)     The deposit or sale of securities         Paragraphs (12), (13), (15), (17) and (18)
               resulting from dividends, splits or
               plans of reorganization

      (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
               the Deposit Agreement

      (viii)   Rights of holders of receipts to          Paragraph  (11)  inspect the
               transfer  books of the  Depositary
               and the list of holders of receipts

      (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6), (8) and (22)
               or withdraw the underlying securities

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
      (x)      Limitation upon the liability of the      Paragraphs (14), (18), (19) and (21)
               Depositary

(3)   Fees and Charges                                   Paragraph (7) and (8)

Item 2. Available Information

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
2(a)  Statement  that Pearson plc is subject to the      Paragraph  (11) periodic
      reporting requirements of the Securities
      Exchange Act of 1934 and, accordingly,  files
      certain reports with the Commission and that such
      reports can be inspected by holders of American
      Depositary Receipts and copied at public reference
      facilities  maintained by the Commission in
      Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of March 21, 1995, as amended and restated as of August 8, 2000, among Pearson plc (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------
* Incorporated by reference to Form F-6 Registration Statement No. 333-12606 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of March 21, 1995, as amended and restated as of August 8, 2000, among Pearson plc, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 9, 2005.

                                                   By: THE BANK OF NEW YORK,
                                                           as Depositary

                                                   By: \s\ David S. Stueber
                                                       -----------------------
                                                   Name:  David S. Stueber
                                                   Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Pearson plc has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in England on November 9, 2005.

                                                Pearson plc

                                                By: \s\ Marjorie Scardino
                                                    --------------------------
                                                Name:  Marjorie Scardino
                                                Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 9, 2005.

Name                              Title
----                              -----

\s\ Marjorie Scardino             Chief Executive Officer
---------------------             (Principal Executive Officer)
Marjorie Scardino

\s\ Rona Fairhead                 Chief Financial Officer
---------------------             (Principal Financial Officer)
Rona Fairhead

\s\ Rona Fairhead                 Chief Financial Officer
---------------------             (Principal Accounting Officer)
Rona Fairhead

\s\ Glen Moreno                   Chairman
---------------------
Glen Moreno

\s\ David Bell                    Director
---------------------
David Bell

\s\ John Makinson                 Director
---------------------
John Makinson

\s\ Terry Burns                   Senior Independent Director
---------------------
Terry Burns

\s\ Philip Hoffman                Authorized Representative in the United States
---------------------
Philip Hoffman
Executive Vice President,
 Pearson, Inc

                                  Non-executive Director
---------------------
Patrick Cescau

                                  Non-executive Director
---------------------
Susan Fuhrman

                                  Non-executive Director
---------------------
Reuben Mark

                                  Non-executive Director
---------------------
Vernon Sankey

                                  Non-executive Director
---------------------
Rana Talwar

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.